SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PLUG POWER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,

HAVING AN EXERCISE PRICE GREATER THAN $8.53 PER SHARE

(Title of Class of Securities)

72919P103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Roger B. Saillant

President and Chief Executive Officer

Plug Power Inc.

968 Albany-Shaker Road

Latham, New York 12110

Telephone: (518) 782-7700

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Stuart M. Cable, P.C.

Robert P. Whalen, Jr., P.C.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

Telephone: (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$3,826,715	$309.58

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,023,978 shares of common stock of Plug Power Inc. that have an aggregate value of $3,826,715 as of May 20, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the Transaction Value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 22, 2003, attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the issuer is Plug Power Inc., a Delaware corporation (“Plug Power”). The address and telephone number of its principal executive office is 968 Albany-Shaker Road, Latham, New York 12110, (518) 782-7700. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Plug Power Inc.”) is incorporated herein by reference.

(b)    This Tender Offer Statement on Schedule TO relates to an offer by Plug Power to its eligible employees to exchange all outstanding stock options to purchase shares of Plug Power common stock granted under the Plug Power Inc. 1999 Stock Option and Incentive Plan, as amended (the “1999 Option Plan”) and the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan, as amended, which have an exercise price greater than $8.53 per share of Plug Power common stock and otherwise satisfy the conditions set forth in the Offer to Exchange (the “Eligible Options”), for shares of Plug Power restricted common stock that will be granted under the 1999 Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and in the related Election Form attached hereto as Exhibits (a)(1) and (a)(2), respectively. Directors are not eligible to participate in the offer. As of May 20, 2003, there was a total of 2,023,978 shares of common stock underlying the Eligible Options. The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”) is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    The information set forth in the Offer to Exchange under “Summary Term Sheet”; Section 1 (“Eligibility”); Section 2 (“Number of Shares of Restricted Stock; Expiration Date”); Section 4 (“Procedures for Tendering Options”); Section 5 (“Withdrawal Rights”); Section 6 (“Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock”); Section 7 (“Conditions of the Offer”); Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock”); Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”); Section 13 (“Legal Matters; Regulatory Approvals”); Section 14 (“Material U.S. Federal Income Tax Consequences”); Section 15 (“Termination; Extension of Offer; Amendment”); and Section 17 (“Additional Information”) and in the Election Form attached hereto as Exhibit (a)(2) is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference. Directors are not eligible to participate in the offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

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Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under Section 12 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of the Restricted Stock”) is incorporated herein by reference.

(b)    Not applicable.

(d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Not applicable.

Item 10.    Financial Statements.

(a)    The information in the Offer to Exchange under Section 10 (“Information Concerning Plug Power Inc.”) and Section 17 (“Additional Information”), Item 8 of Plug Power’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and Item 1 of Plug Power’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 is incorporated herein by reference.

(b)    Not applicable.

Item 11.    Additional Information.

(a)    The information set forth in the Offer to Exchange under Section 11 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)    Not applicable.

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Item 12. Exhibits.

(a	)(1)	Offer to Exchange, dated May 22, 2003.

(a	)(2)	Form of Election Form.

(a	)(3)	Form of Notice of Withdrawal of Tender.

(a	)(4)	Form of E-mail Announcing Commencement of Offer.

(a	)(5)	Form of E-mail Notifying Optionholders of Receipt of Tendered Options.

(a	)(6)	Plug Power Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.

(a	)(7)	Plug Power Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.

(b	)	Not applicable.

(d	)(1)

Plug Power Inc. 1999 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.33 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(2)	Amendment to the 1999 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit B to Plug Power Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 19, 2001).

(d	)(3)

Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan (incorporated herein by reference to Exhibit 10.25 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(4)

Amendment to the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan (incorporated herein by reference to Exhibit 10.25 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(5)	Form of Restricted Stock Award Agreement, included as Annex A to the Offer to Exchange filed as Exhibit (a)(1) hereto and incorporated herein by reference.

(d	)(6)

Agreement, dated as of August 6, 1999, between Plug Power, L.L.C. and Gregory A. Silvestri (incorporated herein by reference to Exhibit 10.30 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(7)

Amendment dated September 19, 2000, to the Agreement, dated as of August 6, 1999, between Plug Power Inc. and Gregory A. Silvestri (incorporated herein by reference to Exhibit 10.43 to Plug Power Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000).

(d	)(8)

Agreement, dated as of December 15, 2000, between Plug Power Inc. and Roger Saillant (incorporated herein by reference to Exhibit 10.41 to Plug Power Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

(d	)(9)

Agreement dated as of August 29, 2002, between Plug Power Inc. and Mark Sperry (incorporated herein by reference to Exhibit 10.57 to Plug Power Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

(d	)(10)

Agreement dated as of August 29, 2002, between Plug Power Inc. and John Elter (incorporated herein by reference to Exhibit 10.58 to Plug Power Inc.’s Quarter Report on Form 10-Q for the quarter ended September 30, 2002).

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(g	)	Not applicable.

(h	)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLUG POWER INC.

By:	/s/ Roger B. Saillant
Name: Roger B. Saillant Title: President and Chief Executive Officer

Date: May 22, 2003

Exhibit Index

(a	)(1)	Offer to Exchange, dated May 22, 2003.

(a	)(2)	Form of Election Form.

(a	)(3)	Form of Notice of Withdrawal of Tender.

(a	)(4)	Form of E-mail Announcing Commencement of Offer.

(a	)(5)	Form of E-mail Notifying Optionholders of Receipt of Tendered Options.

(a	)(6)	Plug Power Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003, and incorporated herein by reference.

(a	)(7)	Plug Power Inc. Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003, and incorporated herein by reference.

(b	)	Not applicable.

(d	)(1)

Plug Power Inc. 1999 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.33 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(2)	Amendment to the 1999 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit B to Plug Power Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 19, 2001).

(d	)(3)

Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan (incorporated herein by reference to Exhibit 10.25 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(4)

Amendment to the Plug Power, L.L.C. Second Amendment and Restatement of the Membership Option Plan (incorporated herein by reference to Exhibit 10.25 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(5)	Form of Restricted Stock Award Agreement, included as Annex A to the Offer to Exchange filed as Exhibit (a)(1) hereto and incorporated herein by reference.

(d	)(6)

Agreement, dated as of August 6, 1999, between Plug Power, L.L.C. and Gregory A. Silvestri (incorporated herein by reference to Exhibit 10.30 to Plug Power Inc.’s Registration Statement on Form S-1 (File No. 333-86089) filed on August 27, 1999).

(d	)(7)

Amendment dated September 19, 2000, to the Agreement, dated as of August 6, 1999, between Plug Power Inc. and Gregory A. Silvestri (incorporated herein by reference to Exhibit 10.43 to Plug Power Inc.’s Annual Report on Form 10-K for the year ended December 31, 2000).

(d	)(8)

Agreement, dated as of December 15, 2000, between Plug Power Inc. and Roger Saillant (incorporated herein by reference to Exhibit 10.41 to Plug Power Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).

(d	)(9)

Agreement dated as of August 29, 2002, between Plug Power Inc. and Mark Sperry (incorporated herein by reference to Exhibit 10.57 to Plug Power Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

(d	)(10)

Agreement dated as of August 29, 2002, between Plug Power Inc. and John Elter (incorporated herein by reference to Exhibit 10.58 to Plug Power Inc.’s Quarter Report on Form 10-Q for the quarter ended September 30, 2002).

(g	)	Not applicable.

(h	)	Not applicable.